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                                              February 21, 1996


BY EDGAR AND BY FEDERAL EXPRESS
-------------------------------

Mr. William L. Tolbert, Jr.
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

          Re:  Memry Corporation - Application of
          Withdrawal of Registration Statement on
          Form SB-2 filed on November 8, 1994
          and amended on January 17, 1995
          Reg. No. 33-86212
          -----------------------------------

Dear Mr. Tolbert:

     On behalf of Memry Corporation (the "Company"), and in response to your letter dated January 25, 1996, I am requesting the consent of the Securities and Exchange Commission to the withdrawal of the Company's Registration Statement on Form SB-2 filed on November 8, 1994, as amended by Amendment No. 1 filed on January 17, 1995 (as so amended, the "Registration Statement") pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, for the reasons set forth below.

     The Registration Statement had been filed in compliance with the terms of a Convertible Subordinated Debenture Purchase Agreement, dated as of December 22, 1994, between the Company and Connecticut Innovations, Incorporated ("CII") which required the Company to promptly amend the original registration statement filed on November 8, 1994 to cover, inter alia, the resale by CII of certain
                                    ----------
shares of Common Stock of the Company acquired by it pursuant to the Purchase Agreement. The Company was required to cause the Registration Statement to become effective no later than February 28, 1995. However, due to cash flow problems, the Company was unable to meet this deadline. This default, among others, was waived by CII by agreement dated October 12, 1995. The Company has since reached oral agreement with CII to postpone the filing of a new registration statement until a date, to be agreed to by CII, later in this calendar year.

     With respect to your comment letter of February 13, 1995 that you sent to me regarding the Registration Statement, please be
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Mr. William L. Tolbert, Jr.
February 21, 1996
Page 2


advised that your concerns were addressed in the Form 10-KSB for the fiscal year ended June 30, 1995 that was filed on October 13, 1995 on EDGAR.

     Please call the undersigned with any questions. We appreciate your assistance on this matter.

                                    Very truly yours,

                                    /s/ James G. Binch

                                    James G. Binch

cc:  Mr. David J. Link
     David I. Albin, Esq.